UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2007.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date July 23, 2007	By	/s/ Li Fenghua
Name: Li Fenghua Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

Overseas Regulatory Announcement

This announcement is made pursuant to Rules 13.09(1) and 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) in compliance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) (which requires any issuer listed on the Stock Exchange whose securities are also listed on other stock exchange(s) to simultaneously inform the Stock Exchange of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)).

1. Estimated results for the reporting period:

(i)	Period to which the estimated results applies: 1 January 2007 to 30 June 2007;

(ii)
Estimated results: According to the preliminary estimate, the Company anticipated that profit will be generated in the first half of 2007. Please refer to the Company’s 2007 Interim Results announcement to be published on 30 August 2007 for further details;

(iii)	The estimated results have not been reviewed nor audited by certified public accountants and were prepared in accordance with the PRC Accounting Regulations.

2. Results of the corresponding period in the last year:

(i)	Net profit: RMB(1,461,770,000);

(ii)	Earnings per share: RMB(0.30).

3.	Reasons to modify the estimated results set out in the previous regular report:

Pursuant to the PRC Accounting Regulations, the Company’s net loss in the first quarter of 2007 amounted to RMB(550,000,000), reflecting an increase in loss. As a matter of prudence, the Company then estimated that the operating loss will continue in the next reporting period (i.e. the 2007 Interim Results). However, with reference to the Company’s current accounting data, the Company’s operating results for the first half of 2007 has shown an improvement, due to an operating profit versus a loss in the last corresponding period and the benefit from the exchange gains due to the appreciation of RMB. Since the Company’s interim results shall report a profit, the Company thus wishes to modify the estimated results as disclosed in its first quarterly report accordingly.

4.	Other related matters:

The board of the directors of the Company wishes to remind investors that, since the Company’s estimated results mentioned above is only a preliminary estimate prepared in accordance with PRC Accounting Regulations, which have not been reviewed nor audited, investors are advised to be cautious in making investment decisions. The 2007 Interim Results of the Company will be published in the designated newspapers both within and outside Mainland China on 30 August 2007.

As announced by the Company on the clarification announcement dated 30 May 2007, there is a material event, that is, the introduction of strategic investors by the Company, which is pending disclosure, and the Company is in preparation of such information for disclosure, and trading in the H shares of the Company has been suspended since 22 May 2007. Trading in the H shares will remain suspended until the publication of a further announcement which is price-sensitive in nature.

By order of the board of the directors of
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Company’s directors as at the date of this announcement are:

Li Fenghua	(Chairman, Non-executive Director)
Li Jun	(Vice Chairman, Non-executive Director)
Cao Jianxiong	(President, Executive Director)
Luo Chaogeng	(Non-executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent non-executive Director)
Peter Lok	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)

Shanghai, the People’s Republic of China
20 July 2007

"Please also refer to the published version of this announcement in China Daily".

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